Filed with the Securities Exchange Commission on February 23, 2001

                             SEC File No. 005-34214

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------
                               Amendment No. 3 to
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SonomaWest Holdings, Inc.
                        (Name of Subject Company--Issuer)

                            SonomaWest Holdings, Inc.
                         (Name of Filing Person--Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    83567109
                      (CUSIP Number of Class of Securities)

                                  Gary L. Hess
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                       333 Bush Street, Seventeenth Floor
                      San Francisco, California 94104-2806
                                 (415) 837-1515

                            CALCULATION OF FILING FEE
               --------------------------------------------------
               Transaction valuation         Amount of filing fee
                ---------------------        ---------------------
                    $3,000,000*                    $800.00

   * Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of 500,000 shares of the SonomaWest Holdings, Inc.'s common stock, at $8.00 per share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.
               --------------------------------------------------
         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:     $600.00(1)
         Form or Registration No.:   005-34214
         Filing Party:               SonomaWest Holdings, Inc.
         Date Filed:                 January 16, 2001
         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ] third-party  tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [  ] amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
----------
[FN]
1    Additional $200.00 was paid on February 15, 2001.

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to Schedule TO (this "Statement") amends and supplements the Tender Offer Statement on Schedule TO filed on January 16, 2001 relating to the tender offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock (the "Shares") tendered pursuant to the tender offer at a purchase price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 and the Supplement thereto dated February 23, 2001 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2) and (A)(3) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

     The financial statements contained in the Company's Annual Report on Form 10-K filed with the Commission on September 25, 2000, the Company's Quarterly Reports on Form 10-Q filed with the Commission on February 9, 2001 and November 13, 2000, are incorporated herein by reference.

ITEM 12.  EXHIBITS.

        * (A)(1) Offer to Purchase dated January 8, 2001.

        * (A)(2) Form of Letter of Transmittal for Common Stock.

        * (A)(3) Form of Notice of Guaranteed Delivery.

        * (A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        * (A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        * (A)(6) Letter to Stockholders of the Company.

        * (A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

        * (A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

        ** (A)(9) Text of Press Release  issued by the Company,  dated February
                  9, 2001.

        *** (A)(10) Text of Press Release issued by the Company, dated February
                    15, 2001.

        (A)(11) Supplement to Offer to Purchase dated February 23, 2001.

  * Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.

** Previously filed with Amendment No. 1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.

*** Previously filed with Amendment No. 2 to Schedule TO (file No. 005-34214) filed with the SEC on February 15, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2001

                                    SONOMAWEST HOLDINGS, INC.

                                    /s/ Gary L. Hess
                                   -----------------------------------
                                   By: Gary L. Hess
                                   Title: President

                                EXHIBIT INDEX


        * (A)(1) Offer to Purchase dated January 8, 2001.

        * (A)(2) Form of Letter of Transmittal for Common Stock.

        * (A)(3) Form of Notice of Guaranteed Delivery.

        * (A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        * (A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        * (A)(6) Letter to Stockholders of the Company.

        * (A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

        * (A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

        ** (A)(9) Text of Press Release  issued by the Company,  dated February
                  9, 2001.

        *** (A)(10) Text of Press Release issued by the Company, dated February
                    15, 2001.

        (A)(11) Supplement to Offer to Purchase dated February 23, 2001.

  * Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.

** Previously filed with Amendment No. 1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.

*** Previously filed with Amendment No. 2 to Schedule TO (file No. 005-34214) filed with the SEC on February 15, 2001.

                                 EXHIBIT(A)(11)

                            SONOMAWEST HOLDINGS, INC.
               1448 Industrial Avenue o Sebastopol, CA 95472-4848
                      Ph: 707 824-2548 o Fax: 707 824-2545
                           --------------------------

                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                           UP TO 500,000 SHARES OF ITS
                                  COMMON STOCK
                             AT $8.00 NET PER SHARE
                         -------------------------------

               THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00
                  P.M., PACIFIC STANDARD TIME, ON FRIDAY, MARCH
                    23, 2001, UNLESS THE OFFER IS EXTENDED AS
                                PROVIDED HEREIN.
                         -------------------------------

     This Supplement amends and updates the information contained in the Offer to Purchase dated January 16, 2001, relating to the offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares of its common stock, no par value (the "Shares"), at $8.00 per Share, net to the seller in cash (the "Purchase Price"). All capitalized terms not defined herein shall have the meaning ascribed to them in the Offer to Purchase dated January 16, 2001.

     Extension of Offer. The Offer and Withdrawal Rights are hereby extended to 5:00 p.m. Pacific Standard time, on March 23, 2001, unless the Offer if further extended in the future. The Company currently does not contemplate extending the Offer beyond March 23, 2001. Payment for Shares will be made promptly after March 23, 2001 in accordance with the procedures described in the Offer to Purchase under the caption "The Offer--2. Acceptance for Payment and Payment".

     Increase in the Number of Shares Being Purchased. The Company hereby increases the number of shares of its Common Stock it is offering to buy to 500,000 shares, or any lesser number of shares that stockholders properly tender in the offer.

                         -------------------------------

                               SUMMARY TERM SHEET

     The Summary Term Sheet contained in the Offer to Purchase dated January 16, 2001 is hereby amended and supplemented by revising certain of the questions and responses included therein as set forth below and by adding the additional questions and responses set forth below. The Summary Term Sheet, as modified by the information contained in this Supplement, highlights all material features of the Offer by the Company to buy up to 500,000 shares of its Common Stock.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to buy up to 500,000 shares of our Common Stock, or any lesser number of shares that Stockholders properly tender in the Offer. See "THE OFFER - 1. Terms of the Offer".

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     The Company will need approximately $4.05 million dollars to purchase all of the Shares subject to this Offer and to pay all the expenses of the Offer. The Company intends to pay the Purchase Price and related expenses using cash and other liquid assets owned by the Company. See "SPECIAL FACTORS - 5. Financing of the Offer."

WHAT HAPPENS IF MORE THAN 500,000 SHARES ARE TENDERED IN THIS OFFER?

     In the event of an over-subscription of the Offer, the Company will first purchase Shares validly tendered from holders who own an aggregate of fewer than 100 Shares, and then the balance of the Shares tendered will be subject to proration. See "THE OFFER - 5. Oversubscription."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You may tender your shares anytime prior to the expiration of the Offer. The Offer will expire at 5:00 p.m., Pacific Standard Time, on March 23, 2001, if the offering period is not extended. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     The Company can extend the offering period in its sole discretion. If the Company decides to extend the offering period, it will publicly announce the extension before 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. See "THE OFFER - 1. Terms of the Offer."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares until 5:00 p.m., Pacific Standard Time, March 23, 2001, unless the Offer is extended. If the Offer is extended, you may withdraw previously tendered shares until the end of the extension period. See "THE OFFER - 4. Withdrawal Rights."

WHAT ARE THE PRINCIPAL CONFLICTS OF INTEREST RAISED BY THIS OFFER?

     Potential conflicts of interests always exist when stockholders of a company are involved in the negotiation and structuring of an offer by the company to purchase its outstanding shares held by its stockholders. The directors and officers of the Company who were involved in the negotiation and structure of the Offer are also stockholders of the Company. It is possible that the directors' and officers' equity interests could increase as a result of the Offer. However, based on information provided to the Company by the executive officers and directors as to their intentions to tender in the Offer, the Company contemplates that any increase in the executive officers' and directors' equity interests will not materially effect the control or management of the Company. Moreover, the Company understands that family members of the executive officers and directors intend to tender a significant number of Shares in the Offer. The tenders by family members constitute a loss of future votes which one would anticipate voting for most management proposals. Furthermore, if and when the executive officers and directors tender their shares in the Offer it will be effectuated in accordance with the same terms as apply to the unaffiliated Stockholders.

     Additionally, another potential conflict of interest exists when stockholders are treated unequally in a tender offer. In the Offer, the Shares of stockholders who own as of the close of business on January 8, 2001, and who continue to own beneficially, or of record, as of the Expiration Date, an aggregate of fewer than 100 shares, will be purchased first in the event of an over-subscription of the Offer. See "THE OFFER - 5. Oversubscription."

WHAT DETERMINATION HAS BEEN MADE BY THE COMPANY AS TO THE FAIRNESS OF THE TRANSACTION TO THE UNAFFILIATED STOCKHOLDERS?

     It is possible that unaffiliated Stockholders who do not tender their Shares in the Offer could become minority stockholders in a privately held company. However, the Company has reviewed certain factors which they believe to be important in determining the fairness of the Offer and have made the determination that the Offer is fair to the unaffiliated Stockholders. See "SPECIAL FACTORS - 3. Fairness." If you as an unaffiliated Stockholder are concerned with the possibility of becoming a minority stockholder in a private company you should seriously consider tendering your shares in the Offer.

WHAT ARE THE FEDERAL TAX CONSEQUENCES OF THE OFFER TO EACH OF THE COMPANY, ITS AFFILIATES AND ITS UNAFFILIATED STOCKHOLDERS?

     The Offer will not constitute a taxable event for the Company and as such the Company will not be subject to any federal tax consequences as a result of the transactions contemplated by the Offer. The Company has evaluated the possible tax consequences which could effect both the affiliated and unaffiliated Stockholders of the Company. You should review the discussion regarding federal tax consequences provided by the Company in the Offer to Purchase in determining whether to tender your Shares. See "SPECIAL FACTORS - 4. Material Federal Income Tax Consequences." Federal tax consequences resulting from the Offer should affect both affiliated and unaffiliated Stockholders equally, with any differences resulting from an individual's unique tax situation.

                                OFFER TO PURCHASE

     The  Section  of  the  Offer  to  Purchase   entitled,   "FORWARD   LOOKING
STATEMENTS", is deleted in its entirety.

     The "INTRODUCTION" to the Offer to Purchase is amended by revising the first paragraph thereof to read in its entirety as follows:

                  SonomaWest Holdings, Inc., a California corporation (the "Company"), hereby offers to purchase up to 500,000 shares (or such lesser number of shares that are properly tendered) of its common stock, no par value (the "Shares"), at a purchase price of $8.00 per Share, net to the selling stockholder in cash, without interest thereon (the "Purchase Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal
         (which, as amended or supplemented from time to time, together constitute the "Offer").

     Section 1 of the Offer to Purchase, "SPECIAL FACTORS - 1. Background", is amended by revising the first paragraph thereof to read in its entirety as follows:

                  The Company is currently going through a period of corporate restructuring. Since the Company acquired certain of the assets and liabilities of Made in Nature, Inc. in June 1998, the Company has operated in three business segments: industrial dried fruit ingredients, organic packaged foods and real estate. In July 1999, the Company commenced a strategic reorganization and sold the bulk of its apple-based industrial ingredients product line to Tree Top, Inc. of Selah, Washington for $13.9 million, which consisted of $12 million in cash for the processed apple product line and $1.9 million for the apple products inventories. Tree Top did not assume any of the Company's liabilities. Following completion of the sale, the Company determined in August 1999 that the remaining product lines in the Company's vacuum ingredients segment of its business would be discontinued and held for sale. These product lines included the Company's dried ingredients, Perma-Pak long-term food storage, and drink mix businesses. In January 2000, the Company decided to sell or discontinue its organic packaged foods business. The intellectual property and most dried fruit inventories related to the organic packaged goods operation were sold in May 2000 for $1.1 million to
         Premier Valley Foods, Inc. in an asset purchase transaction. In addition, approximately $1.1 million in proceeds was received from the auction of equipment related to the Company's dried fruit ingredients business. These decisions were consistent with our previously stated objective of strategically reorienting the Company away from low-margin, seasonal, asset-intensive businesses. As a result of these decisions, both business segments are considered discontinued operations, and their operating results, results of cash flows, net assets and liabilities are reflected outside of the Company's continuing operations. The Company's sole remaining line of business is its real estate management and rental operations.

                  In fiscal 2000, the Company used a portion of the $16.1 million net proceeds from its discontinued businesses to pay off borrowings under its bank line of credit and retired a significant portion of its long-term debt. In August 2000, the Company elected to prepay in full three remaining stockholder notes, payable (scheduled to mature in 2003) in the amount of $839,446 plus accrued interest. The cash balances decreased from $8.4 million at June 30, 2000 primarily as a result of the stockholder note payoff and payments of liabilities regarding discontinued operations. Thus, the Company had cash of $ 7.4 million at September 30, 2000, and current maturities of long-term debt of $54,000.

     Section 1 of the Offer to Purchase, "SPECIAL FACTORS - 1. Background", is further amended by revising the third paragraph thereof to read in its entirety as follows:

                  In furtherance of the Company's intent to strategically re-deploy capital, the Company recently announced its commitment to a $3 million investment in MetroPCS, Inc., a privately-held telecommunications company, which owns 30 megahertz bandwidth PCS (Personal Communication Service) licenses covering over 21 million people in the San Francisco Bay Area and two other attractive metropolitan U.S. markets: Miami and Atlanta. The Company's investment commitment is included in MetroPCS' sale of $350,000,000 worth of its Series D Preferred Stock, of which the Company's commitment constitutes 0.857% of the total commitment by all of the Series D investors. The Company will be a minority, passive investor in MetroPCS behind a lead investor group that includes one or more prestigious venture capital firms with telecommunications expertise.

     Section 1 of the Offer to Purchase, "SPECIAL FACTORS - 1. Background", is further amended by inserting at the end of the section thereof, a new paragraph as follows:

                  The Board directed the Company's management to develop and present to the Board a plan that would carefully determine the amount of excess cash and would provide for a distribution of such excess cash to the Stockholders in a tax advantaged manner. The Board met several times between the August meeting and the announcement to consider management's recommendations. No Stockholders other than the directors participated in those meetings. The three principal alternatives considered by the management were a regular dividend, a dividend in partial liquidation and a cash tender offer. Based on the advice received by management from its professional advisors, the Board concluded that a cash tender would provide the most favorable tax treatment to Stockholders because such a sale would be treated for tax purposes as a capital gain. As a capital gain, each Stockholder could offset against the amount of the purchase price his or her tax basis. A regular dividend, on the other hand, would be entirely taxable at ordinary income rates. See "SPECIAL FACTORS - 4. Material Federal Income Tax Consequences."

     Section 2(B) of the Offer to Purchase, "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer - B. Certain Effects of the Offer" is amended by revising the fifth paragraph thereof to read in its entirety as follows:

                  As a result, Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company, subject to the Company's right to issue additional shares and other equity securities in the future. For example, assuming the repurchase of 500,000 shares of the Company's Common Stock, (i) a Stockholder who prior to the Offer owned 1% of the outstanding shares of the Company would, post Offer, own 1.5% of the outstanding shares of the Company and (ii) a Stockholder who prior to the Offer owned 25% of the outstanding shares of the Company would, post Offer, own 37.2% of the outstanding shares of the Company. Notwithstanding, such Stockholders may find it more difficult to dispose of their shares in a less liquid market.

     Section 2(B) of the Offer to Purchase, "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer - B. Certain Effects of the Offer" is supplemented by inserting between the fifth and sixth paragraph thereof, a new paragraph as follows:

                  In addition, assuming that none of the directors of the Company tender any of their Shares in the Offer and assuming that all of such directors exercise all of the options to purchase Common Stock which they have previously been granted, following the Offer the executive officers and directors of the Company would own 54.0% (percentage includes shares which are not beneficially owned but are voted for by the executive officers and directors) of the Company. As a result of the foregoing, directors would exercise greater control over the actions of the Company, including, influencing the ability to dictate the direction of the Company without the consent of the minority Stockholders. Notwithstanding the foregoing, based on information provided to the Company by the executive officers and directors as to their intentions to tender in the Offer, the Company contemplates that any increase in the executive officers' and directors' equity interests will not materially effect the control or management of the Company. Moreover, the Company understands that family members of the executive officers and directors intend to tender a significant number of Shares in the Offer. The tenders by family members constitute a loss of future votes which one would anticipate voting for most management proposals. Furthermore, if and when the executive officers and directors tender their shares in the Offer it will be effectuated in accordance with the same terms as apply to the unaffiliated Stockholders. Consideration of the foregoing possible effects of the Offer was undertaken as a part of the Company's evaluation of the fairness of the transaction. See "SPECIAL FACTORS -
         3. Fairness."

     Section 3 of the Offer to Purchase, "SPECIAL FACTORS - 3. Fairness", is amended by revising it in its entirety to read as follows:

                  The Board has decided to set the Purchase Price at $8.00 per Share, which is an approximate 14% premium over the most recently reported bid price for the Shares. The Board also noted that the Offer Price was approximately $2.35 above current net book value (on a fully diluted basis). As such, the Offer may give holders of the Shares who are considering the sale of all or some of their Shares the opportunity to sell their Shares for a higher price than may have been available on the open market immediately prior to the announcement of the Offer and without the usual transaction costs associated with market sales. No commissions are payable to the Depositary by stockholders who tender their Shares in the Offer.

                  The Board believes the Offer is fair to holders of the Shares and has unanimously approved the transaction. In evaluating the Offer, the Board relied upon its knowledge of the business, financial condition and prospects of the Company. In making its determination regarding the fairness of the Offer, the Board considered a number of factors, including the following:

         A.       Current Business Strategy and Future Prospects.
                  ----------------------------------------------

                  The Board considered information provided by Company management as to the business, financial conditions, results of operations, current business strategy and future prospects of the Company, recent trends in the market in which the Company operates, the Company's position in such market and the historical and recent market prices for the Shares. In evaluating the fairness of the Offer the Company placed limited emphasis on the historical financial results of the Company since, as described previously, the Company discontinued or sold all operating businesses and transformed the business from an industrial ingredients supplier to a combination of real estate and venture capital investor. The remaining assets of the Company include, cash, its real estate holdings and its capital investments. The Company's future prospects include both its real estate holdings and its capital investments.

                  In evaluating the Company's future prospects with regard to its real estate holdings, the Board reviewed leasing trends in Sonoma County for property similar to that owned by the Company in order to determine the value of the properties based upon a fully-leased basis. In addition, the Company reviewed the zoning regulations currently affecting the properties, the possibility that such zoning regulations would not permit the anticipated future use of the properties, the possibility of environmental contamination of the property which would require remediation, the possibility of long periods of low occupancy and the possibility of future litigation. All of these factors were included in the Board's evaluation of the current and future value of the properties.

                  In evaluating the Company's future prospects with regard to its capital investments, the Board reviewed the current business model for MetroPCS and its probability of success and possible returns on the Company's investment. As a part of such review, the Board considered the fact that the Company's investment in MetroPCS could decline in value as a result of, sector technology trends, the inability of MetroPCS to fully develop its technology, the possibility that such technology could be flawed, the possibility of unanticipated competition and various other factors.

        (1) Net Book Value. The Board considered the net book value in evaluating the Offer. The audited financial statements for the most recently ended fiscal year (June 30, 2000) reflect total stockholders' equity of $9,235,000 which on 1,522,350 shares outstanding (non-diluted)approximately equals $6.07 per share. The comparable (unaudited) figures for the most recent fiscal quarter ended September 30, 2000 are $9,214,000 or approximately $6.05 per share. On a fully diluted basis, the above per share prices would be $5.66 per share and $5.65 per share, respectively.

        (2) Current, Historical and Comparative Market Prices. In evaluating the Offer, the Board also considered the current and historical market prices of the Company's stock and the effect announcements of the repurchase program had on such market prices. On September 7, 2000, the Company announced that its Board was considering alternative uses of any cash balance in excess of that required for making its $3 million investment in MetroPCS and support of its real estate leasing and development activities. On November 8, 2000, the Company announced that its Board had authorized a program to repurchase up to 375,000 shares of the Company's stock at $8.00 per share subject to regulatory filings and approvals and approval by the Company's bank.

                  In the 30-day period prior to the first announcement, the Company's stock traded in a range of $5.875 per share to $6.375 per share. The last close prior to the announcement was $6.00 per share. Subsequent to the first announcement and prior to the second announcement, the Company's stock traded in a range of $5.9375 per share to $7.50 per share with a last close prior to the announcement of $7.00. In the approximately six weeks that have transpired subsequent to the second announcement, the Company's stock traded in a range of $6.9375 per share to $7.3125 per share. The last close prior to the Board's analysis of the Offer is $6.9688 per share (December 19, 2000).

                  The $8.00 per share price of the Offer represents a 33.3% premium over the price at which the Company's stock traded prior to both announcements, which is a 14.3% premium over the price at which the Company's stock traded just prior to the second announcement and a 14.8% premium over the last closing price.

                  Further, in the 52 weeks prior to the Board's analysis of the Offer, the Company's stock traded in a price range from $4.625 per share to $7.50 per share, trading most of the time in a range of $5.25-$6.375 per share. The $8.00 per share price of the Offer represents a 32.0% and a 37.6% premium over the averages of these two ranges, respectively, and a premium of 6.7% over the maximum price at which the Company's stock traded during the entire period.

                  In comparison to market averages, since the Company's first announcement of its intent to repurchase shares, the overall NASDAQ market average is down approximately 40%. During this same time frame, the Dow Jones Industrial average is down about 8% and the Standard and Poor's 500 index is down about 12%. Over the past 12 months the major market indexes have changed as follows: Dow Jones Industrial Average (-7.9%), Dow Jones United States Total Market (-12.4%), Standard and Poor's 500 (-11.9%), NASDAQ Composite (-40.8%) and Russell 2000 (-7.1%).

        (3)       Going  Concern  Value.  The Board also took into  account  the going concern of the Company in evaluating the Offer. Essentially, the Company's activities include leasing its real estate (largely its former production and warehousing facilities) and making passive investments with its cash (i.e., the $3 million investment in MetroPCS). While the Board believes that its MetroPCS investment has a good chance of an above average risk-adjusted return and recent FCC re-auctions of similar bandwidth were at prices which support the Board's judgment, by its very nature, this venture capital investment involves risk and could result in investment loss. However, by its very nature, venture capital investments have an expectation of above average returns. In evaluating the investment, the Board reviewed information provided to the Company by MetroPCS as well as information generally available to the investment community. The Company contemplates a return within 12 to 24 months of the investment.

                  With respect to the real estate, it was last appraised in 1998 when the Company was operating as a specialty drier of fruits. At that point, the appraised value of all of the Company's real estate was just over $13 million. Today, the Company's real estate consists of partially empty facilities with a range of short and longer-term tenants. The large, north facility in particular has a high vacancy rate (58%). Almost half of the occupied area is under short term leases. The Company has not been able to locate an anchor tenant for this facility in over 16 months of effort and despite a strong local real estate market. The buildings are old (one over 100 years), not constructed to meet all current building standards and inefficiently laid out.

                  A potentially valuable aspect of the facility is the waste water processing system. However, upon shutdown, the Company's former waste water processing permit was terminated and the Company has been operating with temporary permits pending receipt of regular permits. There is no assurance that the Company will be able to obtain the necessary waste water processing permits that will be necessary to maximize the value of the facility. In addition, the Company anticipates that its permission to continue to discharge waste water into surface waters will be more difficult to obtain over time and will require substantial capital and annual expenditures. The current zoning of the facility limits the uses to which prospective tenants may make use of the property generally for agricultural processing uses. The Company is seeking a broadened use permit for the property and potentially a rezoning. If the Company is not successful in obtaining appropriate zoning or permitting for a broader use of the property, its value may be adversely affected.

                  Currently, the Company needs additional net lease revenue of approximately $65,000 per month to achieve breakeven results on a cash basis. At the current rate of negative cash flow (assuming no new tenants ) and taking into account all budgeted liabilities (including the MetroPCS investment and the $3 million share repurchase program), the Company estimates that its cash reserves will be exhausted within two years. In such event, the Company may have to seek to borrow additional operating capital or sell its properties.

                  If the Company were able to lease out 90% of the available space at both facilities at rates toward the high end of what the Company believes may be achievable, the Company believes that it could have annual gross revenues of $2,050,000, an increase of $877,000 from today. The Company does not believe that so long as it remains a public company even with radical, and very difficult to achieve, cuts in cost, the Company could produce more than $800,000 in annual cash flow. The Company is uncertain as to the value which would be attributed to this cash flow and the Company's investment in MetroPCS.

        (4) Liquidation Value. In 1998 for purposes of obtaining a loan, Wells Fargo Bank had the Company's real estate appraised. The appraised value of such real estate was just over $13 million. The Company believes that the south facility could be sold for approximately $4.2 million. Because of the shutdown, tenant status, permit and zoning issues and condition of the buildings the Company is uncertain as to the net realizable value of the north facility. If the properties could be sold for their 1998 appraised values, the Company would have net proceeds after income taxes and payment of debt approximately $6.26 million.

                  The Company currently has about $7.5 million in cash (assuming that the Company can and does revoke the remainder of its commitment to invest in MetroPCS). In addition, the Company would realize $546,854 on the exercise of the 108,074 options outstanding (all of the outstanding options have strike prices below $8.77 per share).

                  As a result, the total liquidation value is approximately $14,306,854 ($6,260,000 in real estate plus $8,046,854) or
                  $8.77 per share. This value does not take into account the expenses which would be incurred in connection with the liquidation of the Company following such sales.

        (5) Reports, Opinions or Appraisals. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Offer for the Shares. The Board elected not to retain an unaffiliated representative or to obtain a report, opinion or appraisal because the Board determined that the cost of retaining a representative or of obtaining a report, opinion or appraisal would not be justified given the relatively small dollar value of the transaction.

        (6) Firm Offers. Other than the transactions described in this Statement, no firm offers were made by any person in the past two years for merger, consolidation, sale or transfer of all or any substantial part of the assets of the Company, or the purchase of the Company's securities that would enable such purchaser to exercise control of the Company.

        (7) Contingent Obligations; Litigation. The Board considered the potential affect of the contingent obligations of the Company with respect to the local apple growers litigation. On
                  February 23, 2000, several local apple growers filed a complaint in the United States District Court for the Northern District of California naming the Company and Tree Top, Inc. as defendants. The complaint alleged that the July 1999 sale of the Company's apple ingredients business to Tree Top, Inc. was an unlawful combination in restraint of trade in the dried apple business under federal and California law, that the Company conspired with Tree Top, Inc. to monopolize the dried apple business, and that such acts also constituted unlawful business practices under the California Business and Professions Code. The suit sought treble damages, punitive damages, interest and attorney fees, all in unnamed amounts. On August 4, 2000, the Company's motion to dismiss the complaint was granted with leave to amend. To date there has been no amendment. The Board believes that the suit was without merit and will defend the Company vigorously should an amended complaint be filed.

        (8) The Effect on Unaffiliated Stockholders. The Board considered the possibility that the directors' and officers' equity interests could increase as a result of the Offer. However, based on information provided to the Company by the executive officers and directors as to their intentions to tender in the Offer, the Company contemplates that any increase in the executive officers' and directors' equity interests will not materially effect the control or management of the Company. Moreover, the Company understands that family members of the executive officers and directors intend to tender a significant number of Shares in the Offer. The tenders by family members constitute a loss of future votes which one would anticipate voting for most management proposals. Furthermore, if and when the executive officers and directors tender their shares in the Offer it will be effectuated in accordance with the same terms as apply to the unaffiliated Stockholders.

                   The Company believes that this transaction is procedurally fair to the affiliated and unaffiliated Stockholders. In formulating this belief, the members of the Board objectively evaluated the tender offer in light of their knowledge of the business, financial condition, and prospects of the Company, and considered the advice of financial and legal advisors. No Stockholder will be forced to sell his or her shares, regardless of the number of shares tendered, and no member of the Board has an interest in the tender offer different from that of Company's Stockholders generally. In light of the number and variety of factors that the Company's Board considered in connection with their evaluation of the Offer, the Board did not quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Company's Board may have given different weights to different factors.

                   This transaction is not structured so that approval of a majority of unaffiliated Stockholders is required. Each Stockholder may make his or her own decision as to whether or not to tender, and the Company will accept up to 500,000 validly tendered Shares. The Company did not hire an unaffiliated representative to act solely on behalf of unaffiliated Stockholders for purposes of preparing a report concerning the fairness of the transaction. In addition, none of the directors of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated Stockholders for the purposes of negotiating the terms of the Offer. Instead, the Board determined that a tender offer was the most tax advantaged way to provide a dividend to its Stockholders. The tender offer was unanimously approved by the directors of the Company after considering several options in the interests of all Stockholders.

                  Although the Board believes that the Offer is substantively and procedurally fair to both the affiliated and unaffiliated Stockholders, neither the Board nor the Company is making a recommendation as to whether holders should tender their Shares. Stockholders of the Shares should determine whether to accept the Offer based upon their own assessment of current market value of the Shares, liquidity needs and investment objectives. There are no appraisal rights available to holders of the Shares in connection with the Offer.

     Section 4(A) of the Offer to Purchase, "SPECIAL FACTORS - 4. Material Income Tax Consequences - A. General", is amended by revising the first paragraph thereof to read in its entirety as follows:

                  This  summary  of  federal  income  tax  consequences  is  not intended to be a complete discussion of all possible federal income tax consequences that you may have by selling your Shares in the Offer. It is not intended as a substitute for careful tax planning. The applicability of federal income tax laws to Stockholders owning the Shares will vary from one Stockholder to another, depending upon each Stockholder's tax situation. Accordingly, you are advised to consult with your own attorneys, accountants and other tax advisors as to the effect on your own tax situation of selling your Shares. Notwithstanding, the Company contemplates that federal tax consequences resulting from the Offer should affect both affiliated and unaffiliated Stockholders equally with any differences resulting from an individual's unique tax situation. The Offer will not constitute a taxable event for the Company and as such the Company will not be subject to any federal tax consequences as a result of the transactions contemplated by the Offer.

     Section 5 of the Offer to Purchase, "SPECIAL FACTORS - 5. Financing of the Offer", is amended by revising the only paragraph thereof to read in its entirety as follows:

                  The total amount of funds required by the Company to purchase the Shares is expected to be approximately $4.05 million. The Company will provide the funds needed from cash currently held by the Company.

     Section 7 of the Offer to Purchase, "SPECIAL FACTORS - 7. Transactions and Arrangements Concerning Shares", is amended by revising the first paragraph thereof to read in its entirety as follows:

                  On January 9, 1998 the Company repurchased 94,000 shares of the Company's stock from Catherine C. Boothe for $6.00 per share. On January 20, 1998 the Company repurchased 42,000 shares of its stock from Kenneth P. Gill, a former president and director of the Company, and another 3,100 shares from a trust established by Mr. Gill for his grandchildren, all at $6.00 per share. To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by executive officers, directors or affiliates of its subsidiaries.

     Section 1 of the Offer to Purchase, "THE OFFER - 1. Terms of the Offer", is amended by revising the first paragraph thereof to read in its entirety as follows:

                  Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 500,000 Shares of the Company's common stock that are validly tendered by stockholders and not properly withdrawn (in accordance with "THE OFFER - 4. Withdrawal Rights") prior to the Expiration Date at $8.00 per share. The later of 5 p.m. Pacific Standard time, on Friday, March 23, 2001, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." The Company may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw the Shares. See "THE OFFER - 4. Withdrawal Rights." The Offer is not conditioned on any minimum number of Shares being tendered.

     Section 1 of the Offer to Purchase, "THE OFFER - 1. Terms of the Offer", is further amended by revising the second paragraph thereof to read in its entirety as follows:

                  Subject to the applicable regulations of the SEC, the Company also reserves the right, in its sole discretion, at any time or from time to time, to: (i) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in "THE OFFER - 9. Conditions to the Offer" has not been satisfied prior to the Expiration Date; and (ii) waive any condition, prior to the Expiration Date, or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof.

         Section 3(F) of the Offer to Purchase, "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares - F. Determination of Validity", is supplemented by adding at the end of the first paragraph thereof, the following:

                  The Company will notify the Stockholders and extend the Offer an additional 5 business days in the event that the Company decides to waive a material condition of the Offer.

     Section 5 of the Offer to Purchase, "THE OFFER - 5. Oversubscription - A. General", is amended by revising the only paragraph thereof to read in its entirety as follows:

                  In the event of an over-subscription of the Offer, Shares tendered prior to the Expiration Date (other than Odd Lots) will be subject to proration, as described below. The proration period also expires on the Expiration Date. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense promptly following the Expiration Date. The Company reserves the right, in its sole discretion to purchase more than 500,000 Shares pursuant to the Offer, but does not currently plan to do so.

     Section 5 of the Offer to Purchase, "THE OFFER - 5. Oversubscription - B. Priority of Purchases", is amended further by revising the first paragraph thereof to read in its entirety as follows:

                  Upon the terms and subject to the conditions of the Offer, if more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been validly tendered, and not withdrawn, prior to the Expiration Date, the Company will accept for payment and therefore purchase validly tendered Shares on the basis set forth below:

     Section 5 of the Offer to Purchase, "THE OFFER - 5. Oversubscription - D. Proration", is amended further by revising the first paragraph thereof to read in its entirety as follows:

                  In the event that proration of tendered Shares is required, the Company will determine the proration factor promptly following the Expiration Date. Proration for each shareholder tendering Shares, other than Odd Lot Holders, will be based on the ratio of the number of Shares validly tendered and not properly withdrawn by such shareholder to the total number of Shares validly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders. Because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by guaranteed delivery procedures) and not properly withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven (7) business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date.

     Section 9 of the Offer to Purchase, "THE OFFER - 9. Conditions to the Offer
- (4)", is amended by revising the fourth condition thereof to read in its entirety as follows:

         (4) there will have occurred or be likely to occur any event or series of events that, in the sole, reasonable, judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Company of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Company (provided, however, in the event that the Company determines that a material condition of the Offer has not been satisfied, the Company will provide notice to the Stockholders and extend the Offer an additional 5 business days);

     Section 9 of the Offer to Purchase, "THE OFFER - 9. Conditions to the Offer", is further amended by revising the seventh paragraph thereof to read in its entirety as follows:

                  The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its, reasonable, sole discretion. Notwithstanding the foregoing, all conditions, other than necessary governmental approvals, shall be satisfied or waived prior to the Expiration Date. If any condition to the Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right (but shall not be obligated), subject to applicable law: (i) to terminate the Offer and return the tendered Shares to the tendering stockholders; (ii) to, prior to the Expiration Date, waive all unsatisfied conditions and accept for payment and purchase all Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties. Notwithstanding, the Company will notify the Stockholders and extend the Offer an additional 5 business days, in the event that the Company decides to waive a material condition of the Offer.